Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
among
COMMERCE BANK,
COMMERCE BANK, N.A.
and
COMMERCE BANKSHARES, INC.
Dated April 2, 2007

i

	(p) Brokers or Finders	15

	(q) Intellectual Property	15

	(r) Insurance	15

	(s) Loans and Other Assets	16

	(t) Labor Matters	16

	(u) Internal Controls and Records	17

	(v) Fees from Employee Plans	17

3.2	Representations and Warranties of Commerce	17

	(a) Organization and Authority	17

	(b) Valid and Binding Agreement; No Violation	17

	(c) Litigation	18

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1	Covenants of Bank	18

4.2	Cooperation With Commerce	21

4.3	Covenants of Commerce	22

	(a) Regulatory Approvals	22

	(b) Information	22

	(c) Employee Benefits	22

4.4	Allocation	22

ARTICLE V
ADDITIONAL AGREEMENTS

5.1	Governmental Entity Communications	24

5.2	Acquisition Proposals	24

5.3	Legal Conditions	24

5.4	Additional Agreements	25

5.5	Fees and Expenses	25

5.6	Cooperation	25

5.7	Advice of Changes	25

5.8	Indemnification; Directors’ and Officers’ Insurance	25

5.9	Certain Financial Statement Adjustments	26

5.10	Phase II Environmental Assessment	26

5.11	Plan Termination	26

ARTICLE VI
CONDITIONS PRECEDENT

6.1	Conditions to Each Party’s Obligation		26

	(a)	Shareholder Approval	26

	(b)	Other Approvals	26

	(c)	No Injunctions or Restraints	27

6.2	Conditions to Obligations of Commerce		27

	(a)	Representations and Warranties	27

	(b)	Performance of Obligations	27

	(c)	Corporate Action	27

	(d)	Material Adverse Effect	27

	(e)	Closing Documents	27

	(f)	Financial Measures	28

	(g)	Bank Building	28

	(h)	Opinion of Counsel	28

	(i)	Phase II Environmental Assessment	28

6.3	Conditions to Obligations of Bank		28

	(a)	Representations and Warranties	28

	(b)	Performance of Obligations	28

	(c)	Corporate Action	28

	(d)	Closing Documents	29

ARTICLE VII
TERMINATION AND AMENDMENT

7.1	Termination		29

7.2	Effect of Termination		30

7.3	Amendment		30

7.4	Extension; Waiver		30

7.5	Termination Fee		30

ARTICLE VIII
GENERAL PROVISIONS

8.1	Survival of Representations, Warranties and Covenants		31

8.2	Notices		31

8.3	Interpretation		32

8.4	Counterparts	33

8.5	Entire Agreement; No Third Party Beneficiaries; Rights of Ownership	33

8.6	Governing Law	33

8.7	Severability	33

8.8	Assignment	33

8.9	Publicity	33

List of Schedules/Exhibits:
	Schedule 3.1(a)
	Schedule 3.1(b)(ii)
	Schedule 3.1(c)(i)
	Schedule 3.1(e)
	Schedule 3.1(f)
	Schedule 3.1(g)
	Schedule 3.1 (h)
	Schedule 3.1(i)
	Schedule 3.1(j)
	Schedule 3.1(k)
	Schedule 3.1(l)
	Schedule 3.1(m)
	Schedule 3.1(n)
	Schedule 3.1(o)
	Schedule 3.1(q)
	Schedule 3.1(s)
	Schedule 3.1(u)
	Schedule 4.1
	Exhibit 6.2(i)

INDEX OF DEFINED TERMS

TERM	PAGE	SECTION

Acquisition Proposal	23	5.2
Affiliate	4	3.1(a)(vi)
Agreement	1	Intro Paragraph
ASTM	13	3.1(n)(3)
ASTM Phase II Environmental Assessment	13	3.1(n)(3)
Bank	1	Intro Paragraph
Bank Common Stock	3,4	2.2, 3.1(b)(i)
Bank Disclosure Schedule	3,4	3.1(a), 3.2(b)(ii)
Bank Financial Statements	6	3.1(d)
Bank Intellectual Property	15	3.1(q)
Bank Permits	6	3.1(e)
Bank Regulators	6	3.1(e)
Business Day	2	1.2
Closing	1	1.2
Closing Date	1	1.2
Code	7	3.1(g)
Commerce	1	Intro Paragraph
Company	1	Recitals
Confidentiality Agreement	21	4.2(a)
Consents	25	6.1(b)
Doubtful	16	3.1(s)(i)
Effective Time	1	1.1
Employee Plans	9	3.1(i)
Employees	9	3.1(i)
Environmental Audit	13	3.1(n)(3)
Environmental Law	14	3.1(n)(4)
Environmental Liability	14	3.1(n)(3)
ERISA	9,	.1(i)
FDIC	3	3.1(a)
GAAP	6	3.1(d)
Governmental Entity	5	3.1(c)(ii)
Hazardous Substances	14	3.1(n)(4)
Indemnified Party	24	5.8
knowledge	4	3.1(a)(v)
Litigation	7	3.1(f)
Loss	16	3.1(s)(i)
material	3	3.1(a)(ii)
Material Adverse Effect	4	3.1(a)(iii)
Merger	1	Recitals
New Credit	21	4.1(s)
OREO	16	3.1	(s)(i)
Other Loans Especially Mentioned	16	3.1	(s)(i)

i

person	4	3.1(a)(vii)
Properties	13	3.1(n)(3)
Qualified Subchapter S Subsidiaries	8	3.1(g)
Real Property	14	3.1(n)(4)
Recognition Period	7	3.1(g)
Requested Adjustments	25	5.9
Requisite Regulatory Approvals	25	6.1(b)
Subsidiary	3,	.1(a)(i)
Substandard	16	3.1(s)(i)
Superior Proposal	23	5.2
Surviving Bank	2	1.3(c)
Tax or Taxes	7	3.1(g)
Tax Returns	7	3.1(g)
Termination Fee	29	7.5(a)
to the best knowledge of	4	3.1(a)(v)
Transaction Agreements	4	3.1(a)(iv)

ii

     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 2, 2007 among COMMERCE BANK, a Colorado state bank (“Bank”), COMMERCE BANK, N.A., a national banking association (“Commerce”), and COMMERCE BANKSHARES, INC., a Colorado corporation (“Company”).
     WHEREAS, the Board of Directors of Commerce and the Board of Directors of Bank have approved this Agreement, declared it advisable and deem it advisable and in the best interests of their respective shareholders to consummate the transactions contemplated by this Agreement in which, inter alia, Commerce and Bank become affiliated through the merger of Bank with and into Commerce (the “Merger”);
     WHEREAS, the Board of Directors of Bank has approved this Agreement and declared it advisable and deems it advisable and in the best interests of its sole shareholder, Company, to consummate the Merger;
     WHEREAS, Company will receive a substantial benefit from the consummation of the transactions contemplated by this Agreement, and, as such, Company has agreed to execute this Agreement (i) to assure Commerce of the accuracy and the full and complete performance of the representations, warranties, covenants and agreements provided for herein by Bank, and (ii) to provide Company’s consent to the Merger and other transactions contemplated by this Agreement as the sole shareholder of Bank as required by law; and
     WHEREAS, the Boards of Directors of Commerce and Company have each determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and will contribute to the furtherance of, their respective business strategies and goals.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     1.1 Effective Time of the Merger. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined), the proper officers of Commerce and Bank shall file with appropriate regulatory authorities such instruments as may be required so that the Merger shall become effective on the first day of the first calendar month following the Closing Date (the “Effective Time”).
     1.2 Closing. The closing of the Merger (the “Closing”) will take place at 10 a.m., Kansas City time, on a day occurring not less than two (2) and not more than four (4) Business Days before the Effective Time and not later than thirty (30) days after the date on which the last of any condition precedent contained herein is waived or fulfilled, as specified in a notice delivered by Commerce to Bank not less than three (3) Business Days prior to such Closing Date or on such other date as Bank and Commerce shall mutually agree (the “Closing Date”). The Closing shall be held at the offices of Commerce Bank, N.A., 1000 Walnut, Kansas City, Missouri or at such other location as is agreed to in writing by the parties hereto. As used in this

Agreement, “Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in Missouri.
     1.3 Effects of the Merger.
          (a) At the Effective Time (i) Bank shall be merged with and into Commerce under the charter of Commerce and the separate corporate existence of Bank shall cease and Commerce shall be the Surviving Bank, (ii) the charter of Commerce as in effect immediately prior to the Effective Time shall be the charter of the Surviving Bank, (iii) the By-laws of Commerce as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Bank, (iv) the directors of Commerce at the Effective Time shall be the directors of the Surviving Bank, and (v) the officers of Commerce immediately prior to the Effective Time shall be the officers of the Surviving Bank, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
          (b) At the Effective Time the separate existence of Bank shall cease, and all of the property (real, personal and mixed), rights, powers, duties and obligations of Bank shall be taken and deemed to be transferred to and vested in the Surviving Bank, without further act or deed, as provided by applicable laws and regulations.
          (c) As used in this Agreement, “Surviving Bank” shall mean Commerce, at and after the Effective Time, as the surviving bank in the Merger.
     1.4 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that Commerce by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the other party and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party.
     1.5 Further Assurances. If at any time after the Effective Time, Commerce shall consider it advisable that any further conveyances, agreements, documents, instruments or assurances of law or any other actions or things are necessary or desirable to vest, perfect, confirm, or record in Commerce the title to any property, rights, privileges, powers, or franchises of Bank, the Board of Directors and officers of Commerce shall, and will be authorized to, execute and deliver in the name and on behalf of Bank or otherwise, any and all proper conveyances, agreements, documents, instruments, and assurances of law and do all things necessary or proper to vest, perfect, or confirm title to such property, rights, privileges, powers and franchises in Commerce, and otherwise to carry out the provisions of this Agreement.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF COMMERCE;
CONVERSION OF BANK STOCK
     2.1 Effect of Merger on Commerce Stock. At the Effective Time of the Merger, each share of common stock, $100.00 par value per share, of Commerce issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding at the Effective Time and shall be unaffected by the Merger.

     2.2 Conversion of Bank Shares in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Bank thereof, the outstanding shares of common stock, $10.00 par value per share, of Bank (“Bank Common Stock”) shall be converted into $29,500,000.
     2.3 Shareholder Approval. By signing this Agreement, Company, as sole shareholder of Bank, consents to and approves the Merger and the other transactions contemplated by this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
     3.1 Representations and Warranties of Company and Bank. Company and Bank, jointly and severally, hereby represent and warrant to Commerce as follows:
          (a) Organization, Standing and Power. Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Company has one Subsidiary, Bank; Bank is a wholly owned Subsidiary of Company and is a bank organized under the laws of the State of Colorado. The deposit accounts of Bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. Each of Company and Bank is a corporation or bank duly organized, validly existing and in good standing under the applicable laws of Colorado and have all requisite power and authority to own, lease and operate their respective properties and to carry on their respective business as now being conducted. The charter and By-laws of Bank, copies of which are attached to Section 3.1(a) of the disclosure schedule of Bank delivered to Commerce on the date hereof (the “Bank Disclosure Schedule”), are true, complete and correct. The minute books of Bank have been made available to Commerce and contain, in all material respects, a complete (except for certain portions thereof relating to the Merger and the transactions contemplated hereby) and accurate record of all meetings of its Board of Directors (and committees thereof) and shareholder. Bank has no Subsidiaries.
     As used in this Agreement,
               (i) the term “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (y) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries,
               (ii) any reference to any event, change or effect being “material” with respect to any entity means an event, change or effect which is material in relation to the condition (financial or otherwise), properties, assets, liabilities, businesses, results of operations or prospects of such entity and its Subsidiaries taken as a whole,
               (iii) the term “Material Adverse Effect” means, with respect to any party to this agreement, a material adverse effect (whether or not required to be accrued or disclosed under Statement of Financial Accounting Standards No. 5) (A) on the condition (financial or otherwise), properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole (but does not include any such effect resulting from or attributable to any action or omission by Bank or Commerce required to be taken under this Agreement or taken with the prior written consent of the other parties hereto, in contemplation of the transactions contemplated hereby), or (B) on the ability of such entity to perform its obligations under the Transaction Agreements (as defined below) on a timely basis; provided, that in determining whether a Material Adverse Effect has occurred, there shall be excluded the effect of: (i) general economic, regulatory or political conditions (including the outbreak or continuation of war, armed conflict or other hostilities), (ii) changes in interest rates and foreign currency exchange rates, (iii) circumstances that affect the industries in which Bank operates generally, (iv) changes in law, in GAAP or in any interpretation thereof, (v) the announcement or pendency of the transactions provided for in this Agreement, (vi) the disclosure of the fact that Commerce is the prospective acquirer of Bank, or (vii) any expenses incurred in connection with this Agreement or the transactions contemplated hereby.
               (iv) the term “Transaction Agreements” shall mean this Agreement and other documents prepared or filed in accordance with applicable law,
               (v) the term “knowledge” or “to the best knowledge of” a party hereto means the actual knowledge of a director or executive officer or senior management of a party after reasonable inquiry under all the circumstances,
               (vi) the term “Affiliate” means, as to any person, a person which controls, is controlled by or is under common control with such person, and
               (vii) the term “person” shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.
          (b) Capital Structure; Ownership of Bank Common Stock.
               (i) The authorized capital stock of Bank consists of 50,000 shares of common stock, $ 10.00 par value per share, of which 50,000 shares are outstanding (the “Bank Common Stock”). All outstanding shares of Bank Common Stock have been duly authorized and validly issued and are fully paid and, except as provided by Section 11-103-405(5), 11-103-201, 11-103-202 and 11-103-203 of the Colorado Banking Code, non-assessable and not subject to preemptive rights. The Company owns all of the issued and outstanding shares of its Subsidiaries free and clear of all liens, encumbrances, equities or claims.
               (ii) Except for this Agreement and any arrangements or agreements described in Section 3.1(b)(ii) of the Bank Disclosure Schedule, (A) there are no outstanding options, warrants, calls, rights, commitments or agreements of any character to which Bank or any of its Affiliates (as defined herein) is a party or by which any of the foregoing are bound obligating Bank or its Affiliates to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Bank or to grant, extend or enter into any such option, warrant, call, right, commitment or agreement, (B) there are no outstanding contractual obligations of Bank or any of its Affiliates to repurchase, redeem or otherwise acquire any shares of capital stock of Bank, and (C) there are no outstanding securities of any kind convertible into or exchangeable for the capital stock of Bank (or any interest therein). There is no agreement of any kind to which Bank is a party that gives any person any right to participate in the equity, value or income of, or to vote (x) in the election of directors or officers of, or (y) otherwise with respect to the affairs of Bank.
          (c) Authority; No Violation. Each of Company and Bank has all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements, as applicable, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, and, to the extent execution by Company and Bank is required, the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company and Bank, including the approval of this Agreement and the Merger by Company as the sole shareholder of Bank. This Agreement has been duly executed and delivered by Company and Bank, and (assuming due authorization, execution and delivery by Commerce) constitutes the valid and binding obligations of Company and Bank, enforceable against Company and Bank in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
               (i) Except as set forth in Section 3.1(c)(i) of the Bank Disclosure Schedule, subject to approval by the appropriate regulatory agencies, the execution, delivery and performance of this Agreement and the other Transaction Agreements by Company and Bank do not, and the consummation of the transactions contemplated hereby will not, constitute (x) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Company or Bank to which Company or Bank (or any of its properties) is subject, except where any such breach, violation or default would not have a Material Adverse Effect, (y) a breach or violation of, or a default under, the charter or bylaws of Company or Bank, or (z) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Company or Bank under any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Company or Bank is a party, or to which any of its respective properties or assets may be bound or affected except where any such breach, violation or default would not have a Material Adverse Effect.
               (ii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required by or with respect to Company or Bank in connection with the execution and delivery of this

Agreement or the other Transaction Agreements or the consummation by Company or Bank of the transactions contemplated hereby or thereby, which, if not made or obtained, would have a Material Adverse Effect on Company or Bank or on the ability of Company or Bank to perform its respective obligations hereunder or thereunder on a timely basis, or on Commerce’s ability to own, possess or exercise the rights of an owner with respect to the business and assets of Bank, except for the filing of applications and notices with regulatory authorities.
          (d) Financial Statements. Bank has previously delivered to Commerce copies of the financial statements of Bank, as of December 31, 2006, consisting of balance sheets as of December 31, 2005 and 2006 and the related statements of income, stockholders’ equity and cash flows for the years ended December 31, 2005 and 2006, inclusive, accompanied by the report of Fortner, Bayens, Levkulich & Co., P.C., independent auditors with respect to Bank (the financial statements of Bank referred to in this clause being hereinafter sometimes referred to as the “Bank Financial Statements”). The financial statements referred to in this Section 3.1(d) (including the related notes, where applicable) fairly present the results of the operations and changes in shareholders’ equity and financial condition of Bank as of the dates and for the respective periods therein set forth. Each of such statements (including the related notes, where applicable) has been prepared, in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except in each case as indicated in such statements (including the Independent Accountants’ Report in the case of the Bank Financial Statements) or in the notes thereto. The books and records of Bank have been, and are being, maintained where required in material compliance with GAAP and any other applicable legal and accounting requirements and, where such books and records purport to reflect any transactions, the transactions so reflected are actual transactions. Bank has no material liabilities or obligations of a type which would be included in a balance sheet prepared in accordance with GAAP whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in the balance sheet of Bank as of December 31, 2006.
          (e) Compliance with Applicable Laws. Company and Bank hold, and at all relevant times have held, all material permits, licenses, variances, exemptions, orders, approvals, franchises and rights of all Governmental Entities necessary for the lawful operation of the businesses of Bank (the “Bank Permits”). Company and Bank are in compliance and have complied with the terms of the Bank Permits, except where the failure so to comply, individually or in the aggregate, would not have a Material Adverse Effect on Company or Bank. The business of Company or Bank is not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on Company or Bank. Except for routine examinations by Federal or state Governmental Entities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (“Bank Regulators”), no investigation by any Governmental Entity with respect to Company or Bank is pending or, to the knowledge of Company or Bank, threatened, and no proceedings by any Bank Regulator are pending or, to the knowledge of Company or Bank, threatened which seek to revoke or materially limit any of the Bank Permits. Neither Company nor Bank offers or sells insurance and/or securities products, including but not limited to annuity products, for their own account or the account of others, except as described in Section 3.1(e) of the Bank Disclosure Schedule.

          (f) Litigation. Except as set forth in Section 3.1(f) of the Bank Disclosure Schedule, there is no suit, action, proceeding, arbitration or investigation (“Litigation”) pending to which Bank is a party or by which any of such persons or their respective assets may be bound or, to the knowledge of Bank, threatened against or affecting Bank, or challenging the validity or propriety of the transactions contemplated hereby which, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Bank or on the ability of Bank to perform its obligations under this Agreement in a timely manner, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Bank.
          (g) Taxes. Except as set forth in Section 3.1(g) of the Bank Disclosure Schedule, Company and Bank have timely filed all Tax Returns (as defined below) required to be filed by them, and have timely paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which Bank is maintaining reserves adequate for their payment. The liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return, and the Bank Financial Statements reflect as liabilities all Taxes that have accrued but are unpaid. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (a) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (b) custom duties, imposts, charges, levies or other similar assessments of any kind, and (c) interest, penalties and additions to tax imposed with respect thereto, and “Tax Returns” shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, , combined and unitary tax returns. Company has been an “S Corporation” within the meaning of Section 1361(a) of the Internal Revenue Code (the “Code”) continuously since January 1, 1997 and will continue to be an S Corporation until the Closing Date (the “Recognition Period”). Bank has not acquired or will acquire any property during the Recognition Period from a “C Corporation” within the meaning of Section 1361(a)(2) of the Code the basis of which in the hands of the acquirer was determined by reference to the basis in the hands of a C Corporation. No Tax will be imposed by Section 1374 of the Code in connection with the Merger. Except as set forth in Section 3.1(g) of the Bank Disclosure Schedule, to the knowledge of Bank, but such knowledge qualification shall only apply to (i), (ii) and (iii), below: (i) there are no liens with respect to Taxes (other than current Taxes not yet due and payable) upon any of the assets or properties of Bank, (ii) no material issue relating to Taxes of Bank has been raised in writing by any taxing authority in any audit or examination which can result in a proposed adjustment or assessment by a governmental authority in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) Bank has duly and timely withheld from all payments (including employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders or other third parties) and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods for which the statute of limitations has not expired under all applicable laws and regulations and have complied with the applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar state and local information reporting requirements, (iv) as of the Closing Date, Bank shall not be a party to, be bound by or have any obligation under, any tax sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the income taxes, taxable income or taxable losses of any other person, (v) there is no contract or agreement, plan or arrangement by Bank covering any person that, individually, collectively, or together with this Agreement, could give rise to the payment of any material amount that would not be deductible by Bank by reason of section 280G of the Code, (vi) Bank has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code, (vii) Bank has not been a member of an affiliated group filing a federal income tax return and (B) has no liability for the income taxes of any person under Treasury Regulation section 1.1502-6(a) (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise, (viii) neither Company nor Bank has waived any statute of limitations or agreed to any extension of time for assessment in respect of Taxes, (ix) neither Company nor Bank has entered into any closing or other agreement with any taxing authority which affects any taxable year of Bank, (x) neither Company nor Bank has applied for, been granted, or agreed to any accounting method change since December 31, 2006, and (xi) Bank has been and will be a “Qualified Subchapter S Subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code throughout the Recognition Period.
          (h) Certain Agreements. Section 3.1(h) of the Bank Disclosure Schedule sets forth a listing of all of the following material contracts and other agreements, oral or written (which are currently in force or which may in the future be operative in any respect) to which Bank is a party or by or to which Bank or any of its assets or properties are bound or subject: (i) consulting agreements not terminable on six months or less notice involving the payment of more than $25,000 per annum, or union, guild or collective bargaining agreements covering any employees in the United States, (ii) agreements with any officer or other key employee of Bank (x) providing any term of employment or (y) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Bank of the nature contemplated by this Agreement, (iii) any agreement or plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) contracts and other agreements for the sale or lease (other than where Bank is a lessor) of any assets or properties (other than in the ordinary course of business) or for the grant to any person (other than to Bank) of any preferential rights to purchase any assets or properties, (v) contracts and other agreements relating to the acquisition by Bank of any operating business or entity or any interest therein, (vi) contracts or other agreements under which Bank agrees to indemnify any party, other than in the ordinary course of business, consistent with past practice, or to share a tax liability of any party, (vii) contracts and other agreements containing covenants restricting Bank from competing in any line of business or with any person in any geographical area or requiring Bank to engage in any line of business, (viii) contracts or other agreements (other than contracts in the ordinary course of their banking business) relating to the borrowing of money by Bank, or the direct or indirect guaranty by Bank of any obligation for, or an agreement by Bank to service, the repayment of borrowed money, or any other contingent obligations of Bank in respect of indebtedness of any other person, (ix) contracts or other agreements the termination of which by Bank in advance of its stated termination date imposes a termination fee, penalty or similar payment requirement and the amount thereof, and (x) any other material contract or other agreement whether or not made in the ordinary course of business, but shall not include any contract or agreement made with Bank with respect to ordinary and customary deposit arrangements or loan agreements entered into by Bank in the ordinary course of its business. There have been delivered or made available to Commerce true and complete copies of all of the contracts and other agreements set forth in Section 3.1(h) of the Bank Disclosure Schedule and in any other Section of the Bank Disclosure Schedule. Except as set forth in Section 3.1(h) of the Bank Disclosure Schedule, each such contract and other agreement is in full force and effect and constitutes a legal, valid and binding obligation of Bank, and to the best knowledge of Bank, each other party thereto, enforceable in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Bank has not received any written, or, to the knowledge of Bank, any oral, notice of termination or intention to terminate from any other party to such contract or agreement. Bank is not or, to the best knowledge of Bank, any other party to any such contract or agreement in violation or breach of or default under any such contract or agreement (or with or without notice or lapse of time or both, would be in violation or breach of or default under any such contract or agreement), which violation, breach or default has had or would have, individually or in the aggregate, a Material Adverse Effect on Bank.
          (i) Benefit Plans. Section 3.1(i) of the Bank Disclosure Schedule lists all the employee benefit plans (as defined in Sections (3)(3) or 3(37) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, 401(k), deferred compensation, stock compensation, stock purchase, retirement, medical, dental, post-termination benefits (including, but not limited to, medical or dental or life insurance), legal, disability and similar plans or arrangements or practices relating to employees of Bank (“Employees”) or former Employees which Bank has established or maintained, or to which Bank has contributed or have had any obligation to contribute at any time during the five-year period ending on the date hereof (the “Employee Plans”). Section 3.1(i) of the Bank Disclosure Schedules includes (i) a copy of each written Employee Plan document (and, in the case of any unwritten Employee Plan, a description thereof), (ii) the most recent summary plan description for each Employee Plan if any such description was required, (iii) the most recent Form 5500s (if applicable), (iv) the most recent audited financial reports (if any), (v) any related trust agreements and all amendments thereto, (vi) the most recent Internal Revenue Service determination letter for each Employee Plan intended to be qualified under Section 401(a) of the Code, and (vii) all other required reports and supporting schedules filed with any governmental agency in respect of the Employee Plans for the three most recent years.
     Except as set out in Section 3.1(i) of the Bank Disclosure Schedules:
               (i) All of the Employee Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with their terms and all Laws applicable to the Employee Plans, including without limitation, ERISA, and each Employee Plan which is intended to be qualified under Section 401(a) of the Code satisfies the requirements for such qualification.
               (ii) All obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violation of any requirement by any party to any Employee Plan and no Taxes, penalties or fees are owing under or with respect to any of the Employee Plans. No taxes, penalties or fees will become due after Closing based solely on facts in existence on or before Closing. Bank, as well as the Employee Plans, have no material current or threatened liability of any kind to any person, including but not limited to any government agency, other than for payment of benefits in the ordinary course.
               (iii) All contributions or premiums required to be made by Bank under the terms of each Employee Plan have been made in a timely fashion in accordance with ERISA and the terms of the Employee Plans.
               (iv) There have been no improper withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto, and neither Bank nor any of its agents has been in breach of any fiduciary obligation with respect to the administration of the Employee Plans or the trusts or other funding media relating thereto.
               (v) No prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred with respect to an Employee Plan or any trust created thereunder for which an exemption does not exist.
               (vi) To the knowledge of Bank no Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending investigation, examination or other proceeding, action or claim initiated by any governmental agency or instrumentality, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim.
               (vii) All material filings required by ERISA and the Code as to each Employee Plan have been timely filed, and all material notices and disclosures to participants in the Employee Plans required by ERISA or the Code have been timely provided.
               (viii) Neither Bank nor any other Person that, together with Bank, would be treated as a single employer under Section 414 of the Code, has ever established, maintained or been obligated to contribute to, or otherwise participated in, any multiemployer plan as defined in Section 3(37)(A) of Title I of ERISA and/or any pension plan as described in Section 3(2) of Title I of ERISA.
               (ix) None of the Employee Plans provides medical or other benefits not determinable in advance to Employees who have terminated employment with Bank or to the beneficiaries or dependents of such Employees, other than benefits required to be furnished under Part 6 of Title I of ERISA and/or Section 4980B of the Code.
               (x) No changes to any Employee Plan have been promised and no amendments or changes to an Employee Plan will be made or promised before the Effective

Time, except as otherwise permitted by this Agreement or except to the extent agreed to by Commerce in writing.
               (xi) The Employee Plans and each fiduciary (as defined in Section 3(21) of ERISA) of the Employee Plans are in compliance in all material respects with all applicable requirements (including nondiscrimination requirements in effect as of the date hereof) of the Code, including, but not limited to, Sections 79, 105, 106, 125, 401, 501, and 4975 of the Code. For purposes of this Section 3.1(i), noncompliance with the Code or ERISA is material if such noncompliance could have a Material Adverse Effect on the condition of one or more of the Employee Plans or of Bank, either as of the Effective Time or upon discovery of the noncompliance.
               (xii) All assets of any retirement plan may be readily liquidated within five (5) business days without incurring any penalty or cost, other than ordinary sales commission expenses.
               (xiii) There is no impediment to termination of any Employee Plan by action of Bank’s Board of Directors.
          (j) Agreements with Bank or Other Regulators.
     Except as set forth in Section 3.1(j) of the Bank Disclosure Schedule, Bank is not a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, any Bank Regulator which restricts materially the conduct by Bank of their businesses, or in any manner relates to their capital adequacy, credit policies, community reinvestment, loan underwriting or documentation or management, nor has Bank been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, or any such board resolutions.
          (k) Absence of Certain Changes or Events.
     Except as set forth in Section 3.1(k) of the Bank Disclosure Schedule, since December 31, 2006 (i) there has not been any change, or any event involving a prospective change, in the business, financial condition or results of operations or, to the knowledge of Bank, prospects of Bank or in the relationship of Bank with respect to its employees, creditors, suppliers, distributors, customers or others with whom it has business relationships, which has had, or would be reasonably likely to have, a Material Adverse Effect on Bank, (ii) Bank has conducted its business in the ordinary course consistent with its past practices and Bank has not taken any action or entered into any transaction, and, to the knowledge of Bank, no event has occurred, that would have required Bank’s consent pursuant to Section 4.1 of this Agreement if such action had been taken, transaction entered into or event had occurred, in each case, after the date of this Agreement, nor has Bank entered into any agreement, plan or arrangement to do any of the foregoing, (iii) there have been no dividends or other distributions declared, set aside or paid in respect of Bank Common Stock, nor has any action with respect to Bank Common Stock proscribed by Section 4.1 of this Agreement occurred or been taken, and (iv) Bank has not entered into any employment contract with any director, officer or salaried employee, paid any or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of its officers, employees or directors, increased the rate of compensation, if any, or instituted or made any material increases in any officer’s, employee’s or director’s welfare, retirement or similar plan or arrangement, other than annual and merit increases made in accordance with past practices and procedures.
          (l) Undisclosed Liabilities. Except as set forth in Section 3.1(l) of the Bank Disclosure Schedule, and except (i) for those liabilities or obligations that are fully reflected or reserved against in the balance sheet as of December 31, 2006 of Bank included in the Bank Financial Statements or (ii) obligations incurred in the ordinary course of business consistent with past practice since December 31, 2006, Bank has not incurred any debt, liability or obligation of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due). Except as set forth in Section 3.1(l) of the Bank Disclosure Schedule, no agreement pursuant to which any loans or other assets have been or will be sold by Bank entitle the buyer of such loans or other assets, unless there is material breach of a representation or covenant by Bank not relating to the payment or other performance by an obligor of such loan or other asset of its obligations thereunder, to cause Bank to repurchase such loan or other asset or the buyer to pursue any other form of recourse against Bank.
          (m) Governmental Reports. Bank has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. Except as set forth in Section 3.1(m) of the Bank Disclosure Schedule and except for normal examinations conducted by a Governmental Entity in the regular course of business of Bank, to the knowledge of Bank, no Governmental Entity has initiated any proceeding or investigation into the business or operations of Bank. Except as set forth in Section 3.1(m) of the Bank Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report or statement relating to any examinations of Bank.
          (n) Environmental Liability. Except as set forth in Section 3.1(n) of the Bank Disclosure Schedule, to the knowledge of Bank, there are no pending or threatened claims, actions or proceedings against Bank relating to:
               (A) any asserted liability of Bank or any of its Affiliates regarding any Real Property (as defined herein) under any Environmental Law (as defined herein), including without limitation, the terms and conditions of any permit, license, authority, settlement or other obligation arising under any Environmental Law;
               (B) any handling, storage, use or disposal of Hazardous Substances (as defined herein) on, under or within any Real Property or any transportation or removal of Hazardous Substances to or from any Real Property;

               (C) any actual or threatened discharge, release or emission of Hazardous Substances from, on, under or within any Real Property into the air, water, surface water, groundwater, land surface or subsurface strata; or
               (D) any actual or asserted claims for personal injuries, illness or damage to real or personal property related to or arising out of exposure to Hazardous Substances discharged, released or emitted from, on, under, within or into, or transported from or to, any Real Property.
     Except as set forth in Section 3.1(n) of the Bank Disclosure Schedule, and except as would have a Material Adverse Effect, to the knowledge of Bank, no Hazardous Substances are present on, under or within any Real Property. Except as set forth in Section 3.1(n) of the Bank Disclosure Schedule, to the knowledge of Bank, no storage tanks used to store any Hazardous Substance have ever been present on or under any Real Property.
               (1) To the knowledge of Bank, except as set forth in Section 3.1(n) of the Bank Disclosure Schedule and except as would have a Material Adverse Effect, Bank and its Affiliates have been and continue to be in compliance, in all material respects, with all Environmental Laws related to the ownership, operation, use and occupation of the Real Property.
               (2) To the knowledge of Bank and except as would have a Material Adverse Effect, except as set forth in Section 3.1(n) of the Bank Disclosure Schedule, no part of any Real Property has been or is now listed on CERCLIS or the National Priorities List created pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, as a site containing Hazardous Substances.
               (3) Commerce may obtain at its option and expense on or prior to 60 days following the date hereof an environmental audit (“Environmental Audit”) of all the properties and assets of Bank classified as other real estate owned or real property owned or leased by Bank (the “Properties”). As used in this subpart (3) the term Properties shall not include the property located at 15305 E. Colfax Avenue, Aurora, Colorado (“Colfax Property”) which shall be dealt with separately in Sections 5.10 and 6.2(i) hereof. A copy of any report or audit generated shall be provided to Bank at the time such report or audit is received by Commerce. The consultant who will perform the Environmental Audit shall be selected by Commerce and shall be reasonably satisfactory to Bank. Commerce may undertake any investigatory activity to insure the Environmental Audit conforms to the standards for Phase I environmental assessments issued by the American Society for Testing and Materials (“ASTM”) or the Standards and Practices for All Appropriate Inquiries published by U.S. EPA at 70 Fed. Reg. 66069. Should an environmental condition be discovered in the Phase I process that Commerce decides, in its discretion, to investigate, then Commerce shall, on or prior to 45 days following completion of the Phase I process, perform, or have performed an ASTM Phase II environmental assessment to determine whether Hazardous Substances exist (i) on or under any of the Properties; (ii) on or under any other property or in any natural resources which originated on, under or from the Properties either prior to or during Bank’s leasing or ownership thereof (“ASTM Phase II Environmental Assessment”). The Environmental Audit must be performed to the reasonable satisfaction of Commerce. In the event the Environmental Audit discloses the existence of any liability that would have a Material Adverse Effect (“Environmental Liability”) (either absolute or potential) for damages, penalties, fines, charges, interest, judgments, remedial action, public or private, arising directly or indirectly in whole or in part out of (w) noncompliance with any environmental law, that would have a Material Adverse Effect, (x) the presence of Hazardous Substances on, under or from the Properties, or (y) any activity carried on or undertaken on or off the Properties either prior to or after the date hereof whether by Bank or any predecessor in title to any of the Properties or any employees, agents, affiliates, contractors or subcontractors of Bank or of any such predecessors in title, or any third person in connection with the use, handling, treatment, removal, storage, decontamination, clean-up, transport or disposal of any Hazardous Substance at any time located or present on, under or from the Properties, which liability would have a Material Adverse Effect and which liability exists against Bank or affects in any way that would have a Material Adverse Effect on the Properties or Bank’s rights or business or the right to carry on or conduct its businesses, Commerce shall notify Bank of such Environmental Liability. If Bank does not choose to remediate the condition leading to such Environmental Liability and to otherwise fully protect Commerce from a Material Adverse Effect of such Environmental Liability on terms and conditions and at a cost acceptable to Commerce within thirty (30) days after receipt by Bank of a copy of any report or audit as provided, Commerce shall have the right to terminate this Agreement under Article VII hereof, thereby relieving Bank and Commerce of all their obligations hereunder, including the obligation to cause or engage in the Merger.
               (4) For purposes of this Section 3.1(n) only, the following terms shall have the indicated meaning:
     “Environmental Law” means any and all applicable federal, state and local laws (whether under common law, statute, rule, regulation or otherwise), requirements under permits issued with respect thereto, and other orders, decrees, judgments, directives or other requirements of any governmental authority relating to the environment, or to any Hazardous Substances.
     “Hazardous Substances” means any chemical, compound, material, mixture, living organism or substance that is now defined or listed in, or otherwise classified or regulated in any way pursuant to, any Environmental Law as a “hazardous waste,” “hazardous substance,” “hazardous material,” “extremely hazardous waste,” “infectious waste,” “toxic substance,” or “toxic pollutants,” including without limitation, oil, waste oil, any petroleum product, waste petroleum products, polychlorinated biphenyls (“PCBs”), asbestos, radon, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas).
     “Real Property” means all interests in real property of Company or its Subsidiaries, including without limitation, interests in fee, leasehold, interest as mortgagee or secured party, or option or contract to purchase or acquire.
          (o) Properties. Except as set forth in Section 3.1(o) of the Bank Disclosure Schedule, Bank (i) has good and marketable title to all Real Property owned in fee, and good title to all other properties and assets reflected in the Bank Financial Statements as being owned by Bank or acquired after the date thereof which are material to the business of Bank on a basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever except (A) statutory liens securing payments not yet delinquent, (B) liens on assets of Bank securing deposits incurred in the ordinary course of its banking business, and (C) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (ii) is the lessee of all leasehold estates reflected in the Bank Financial Statements or acquired after the date thereof which are material to its business on a basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the knowledge of Bank, the lessor. Except as set forth in Section 3.1(o) of the Bank Disclosure Schedule, all Real Properties owned by Bank are owned in accordance in all material respects with all requirements of applicable rules, regulations and policies of the Bank Regulators.
               (p) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by the Agreement, except for a fee to be paid to St. Charles Capital, LLC.
               (q) Intellectual Property. Except as set forth in Section 3.1(q) of the Bank Disclosure Schedule, Company or Bank own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the “Bank Intellectual Property”) necessary to carry on their business substantially as currently conducted, except for such Bank Intellectual Property the failure of which to own or validly license, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Bank. Bank has not received any written, or to the knowledge of Bank, oral, notice of infringement of or conflict with, and, to the best knowledge of Bank, there are no infringements of or conflicts with, the rights of others with respect to the use of any Bank Intellectual Property that, individually or in the aggregate, in either such case, would reasonably be expected to have a Material Adverse Effect on Bank.
               (r) Insurance. Bank has previously delivered to Commerce a list identifying all insurance policies maintained on behalf of Bank (other than mortgage, title and other similar policies for the benefit of Bank as mortgagees under residential mortgage loans). All of the material insurance policies and bonds maintained by or for the benefit of Bank are in full force and effect, and Bank is not in default thereunder, and all material claims thereunder have been filed in due and timely fashion, and Bank has not received written notice, or, to Bank’s knowledge, oral notice that any of such material claims have been or will be denied. The insurance policies and bonds maintained by Bank are written by reputable insurers and are in such amounts, cover such risks and have such other terms as is customary for banks and bank holding companies comparable in size and operations to Bank. Since December 31, 2006, there has not been any damage to, destruction of, or loss of any assets of Bank (whether or not covered by insurance) that could have a Material Adverse Effect on Bank. Except as disclosed on Schedule 3.1(r), Bank has not received any notice of a premium increase or cancellation with respect to any of its insurance policies or bonds, and within the last three years, Bank has not been refused any insurance coverage sought or applied for, and Bank has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability in coverage that have not resulted from an extraordinary loss experience of Bank.
          (s) Loans and Other Assets.
               (i) Bank has disclosed to Commerce in Section 3.1(s) of the Bank Disclosure Schedule the amounts of all loans, leases, other extensions of credit, commitments or other interest-bearing assets presently owned by Bank that have been classified by any Bank Regulator, Bank’s independent auditors, or the management of Bank “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” or “Loss”, or classified using categories with similar import, and will have disclosed promptly to Commerce prior to the Closing Date all such items which will be so classified hereafter and prior to the Closing Date. All such assets or portions thereof classified “Loss”, or which are subsequently so classified, have been (or will be) charged off on a timely basis in full, collected or otherwise placed in a bankable condition. Bank regularly reviews and appropriately classifies its loans and other assets in accordance in all material respects with all applicable legal and regulatory requirements and GAAP. Bank has disclosed to Commerce the amounts and identities of all other real estate owned (“OREO”) that has been classified as such as of the date hereof by Bank’s independent auditors, management of Bank or any Bank Regulator and will have promptly disclosed to Commerce prior to the Closing Date all such assets which will be so classified hereafter and prior to the Closing Date. As of the date hereof and the Closing Date, the recorded values of all OREO on the books of Bank accurately reflect and will reflect the net realizable values of each OREO parcel thereof in compliance with GAAP. Bank has recorded on a timely basis all expenses associated with or incidental to its OREO, including but not limited to taxes, maintenance and repairs as required by GAAP.
               (ii) All loans, leases, other extensions of credit, commitments or other interest-bearing assets and investments of Bank are legal, valid and binding obligations enforceable in accordance with their respective terms and are not subject to any setoffs, counterclaims or disputes known to Bank (subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general applicability), except as reserved for in the statement of financial condition of Bank as of December 31, 2006 referred to in Section 3.1(d) in accordance with GAAP, and were duly authorized under and made in compliance with applicable federal and state laws and regulations. Bank does not have any extensions or letters of credit, investments, guarantees, indemnification agreements or commitments for the same (including without limitation commitments to issue letters of credit, to create acceptances, or to repurchase securities, federal funds or other assets) other than those documented on the books and records of Bank.
          (t) Labor Matters. Bank is not a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.
          (u) Internal Controls and Records. Bank maintains books of account which accurately and validly reflect, in all material respects, all loans, mortgages, collateral and other business transactions and maintain accounting controls sufficient to ensure that all such transactions are (a) in all material respects, executed in accordance with its management’s general or specific authorization, and (b) recorded in conformity with GAAP. Bank has made available to Commerce all of Bank’s written internal policies and procedures which are identified on Section 3.1(u) of the Bank Disclosure Schedule.
          (v) Fees from Employee Plans. Bank has not received any amounts that are directly or indirectly related to any Employee Benefit Plan, including, but not limited to 12(b)(1)fees, commissions or servicing fees.
     3.2 Representations and Warranties of Commerce. Commerce represents and warrants to Bank as follows:
          (a) Organization and Authority. Commerce is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Commerce has the requisite corporate power and authority to enter into and perform this Agreement and the Transactions Agreements and the transactions contemplated hereby and thereby and the execution, delivery and performance of this Agreement by Commerce and the consummation by Commerce of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Commerce with no approval thereof by the shareholder of Commerce being required to approve this Agreement.
          (b) Valid and Binding Agreement; No Violation.
               (i) This Agreement constitutes a valid and binding agreement of Commerce enforceable in accordance with its terms and neither the execution and delivery of this Agreement nor the consummation by Commerce of the transactions contemplated hereby violates or conflicts with the charter or By-Laws of Commerce or any agreement, law, regulation, order, judgment or other restriction of any kind to which Commerce is a party or by which it is bound.
               (ii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to Commerce in connection with the execution and delivery of this Agreement or the other Transaction Agreements or the consummation by Commerce of the transactions contemplated hereby or thereby, which, if not made or obtained, would have a Material Adverse Effect on Commerce or on the ability of Commerce to perform its obligations hereunder or thereunder on a timely basis, or on Commerce’s ability to own, possess or exercise the rights of an owner with respect to the business and assets of Commerce, except for such applications, filings, authorizations, orders and approvals as may be required by the FDIC, the Colorado State Banking Department, and the Office of the Comptroller of the Currency.
          (c) Litigation. There are no actions, suits, claims, demands or other proceedings or investigations (either judicial or administrative) pending or, to the knowledge of Commerce, threatened against or affecting the properties, assets, rights or business of Commerce or the right to carry on or conduct their respective businesses, nor are there any grounds therefor, which would in the aggregate materially and adversely affect the business, operations, properties or financial condition of Commerce or which will or could prevent or materially impair the transactions contemplated by this Agreement.
ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
     4.1 Covenants of Bank. During the period from the date of this Agreement and continuing until the Effective Time (except as expressly contemplated or permitted by this Agreement or to the extent that Commerce shall otherwise consent in writing, which consent shall not be unreasonably withheld) Bank agrees that it will carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use all reasonable efforts to preserve intact the present business organizations of Bank, maintain the rights and franchises of, and preserve the relationships with customers, suppliers and others having business dealings with, Bank to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, except as set forth in Section 4.1 of the Bank Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, Bank shall, not without the prior consent of Commerce in writing:
          (a) (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for cash dividends in an amount per share not greater than, and consistent with the manner and frequency of, dividends paid by Bank consistent with any dividends paid in 2005 and 2006, except that if the Closing Date is on a date other than the end of a calendar quarter, Bank may pay a dividend equal to its income immediately before the Closing Date, (ii) set any record or payment dates for the payment of any dividends or distribution on its capital stock except in the ordinary course of business consistent with past practice, (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iv) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of such capital stock;
          (b) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing.
          (c) except as required to perform its obligations under this Agreement, amend or propose to amend its organizational documents;

          (d) (i) enter into any new material line of business, (ii) change its lending, investment, liability management and other material banking policies in any respect which is material to Company, except as required by law or by policies imposed by a Bank Regulator, or (iii) except as set forth in Section 4.1 of the Bank Disclosure Schedule, incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practice but in no event for more than $25,000 as to any one such item or $50,000 as to all such items in the aggregate;
          (e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other means, any business or any corporation, partnership, association or other business organization or division thereof; provided, however, that the foregoing shall not prohibit foreclosures and other debt-previously-contracted acquisitions in the ordinary course of business consistent with past practice;
          (f) sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of Bank), which are material, individually or in the aggregate, to Bank, other than in the ordinary course of business consistent with past practice;
          (g) incur any long-term indebtedness for borrowed money or guarantee any such long-term indebtedness or issue or sell any long-term debt securities or warrants or rights to acquire any long-term debt securities of Bank or guarantee any long-term debt securities of others other than (i) deposits taken in the ordinary course of business consistent with past practice, or (ii) renewals or extensions of existing long-term indebtedness without any change in the material terms thereof;
          (h) intentionally take or fail to take any action that would, or reasonably might be expected to, result in any of the representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Closing set forth in ARTICLE VI (including without limitation the conditions set forth in Section 6.3(d)) not being satisfied, or (unless such action is required by applicable law or sound banking practice) which would adversely affect the ability of Commerce or Bank to obtain any of the Requisite Regulatory Approvals (as defined in Section 6.1(b));
          (i) change the methods of accounting of Bank, except as required by changes in GAAP as concurred in by such party’s independent auditors;
          (j) (i) enter into, adopt, amend (except for technical amendments and such amendments as may be required by law) or terminate any Employee Plan or any agreement, arrangement, plan or policy between Bank and one or more of its directors or officers, increase in any manner the compensation or fringe benefits of any director, officer or employee of Bank (other than customary annual merit raises for officers and employees consistent with past practice and amounts and annual bonuses consistent with past practice and amounts, which will be paid on or about December 31, 2006) without obtaining the prior written consent of Commerce (which consent shall not be unreasonably withheld) or pay or grant any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares or any similar awards) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, (ii) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of Bank compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement, or (iii) with respect to any Employee Plan which is a defined benefit or defined contribution pension plan, permit or cause (A) a consolidation or merger of any such Employee Plan, (B) a spin-off involving any such Employee Plan, (C) a transfer of assets and/or liabilities from or to any such Employee Plan, or (D) any similar transaction involving any such Employee Plan;
          (k) enter into any contract that would be required to be disclosed on Section 3.1(h) of the Bank Disclosure Schedule or renew or terminate any contract listed in Section 3.1(h) of the Bank Disclosure Schedule through any volitional conduct, other than renewals of contracts or leases for a term of one year or less without material adverse changes to the terms thereof;
          (l) issue or agree to issue any letters of credit or otherwise guarantee the obligations of any other persons except in the ordinary course of business consistent with past practice;
          (m) engage or participate in any material transaction or incur or sustain any material obligation in excess of $10,000 individually or $50,000 in the aggregate, not in the ordinary course of business consistent with past practice;
          (n) settle any claim, action or proceeding involving money damages involving a payment by Bank (other than claims paid by an insurance company) in excess of $50,000 as to any such matter, or settle any other matter not involving money damages which is material to Bank;
          (o) except as required by GAAP or applicable law or regulation, change or make any tax elections, change any method of accounting with respect to taxes, file any amended tax return, or settle or compromise any federal, state, local or foreign material tax liability;
          (p) relocate, close or open any branch or loan production office;
          (q) enter into any securitization or similar transactions with respect to any loans, leases or other assets of Bank;
          (r) take any action which would materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;
          (s) make any single loan (or series of loans to the same or related entities or persons) or any commitment to loan (or series of commitments to the same or related entities or persons) which would be graded “OAEM” under Bank’s rating system or in an amount greater than $250,000 (“New Credit”) other than renewals of existing loans or commitments to loan provided that any New Credit shall be made in the ordinary course of business and consistent with Bank’s loan committee procedures existing on the date hereof. Commerce and Bank agree to develop a commercially reasonable procedure to consider exceptions to the restrictions in this subsection (s);
          (t) purchase or invest in any securities other than U.S. government obligations or other securities backed by the full faith and credit of the United States having a maturity of not more than three (3) years from the date of purchase;
          (u) acquire or purchase any assets of or make any investment in any financial institution other than the purchase of loans or participations therein in the ordinary course of business;
          (v) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with prudent banking practices;
          (w) make any loan or other extension of credit, or commit to make any such loan or extension of credit, to any director or officer of Bank, other than renewals of existing loans or commitments to loan, without giving Commerce five days’ notice in advance of Bank’s approval of such loan or extension of credit or commitment relating thereto;
          (x) make any adjustments to Bank’s loan loss reserve account except for increases to such account and appropriate charge-offs and recoveries following its normal historical practices; or
          (y) agree to, or make any commitment to, take any of the actions prohibited by this Section 4.1.
     4.2 Cooperation With Commerce.
          (a) Between the date hereof and the Closing Date and upon reasonable notice, Commerce and its authorized representatives shall be permitted full access during regular business hours to all properties, books, records, contracts and documents of Bank, reasonably requested by Commerce. Bank shall furnish to Commerce and its authorized representatives all information with respect to the affairs of Bank as Commerce may reasonably request. During such period, Bank shall make available to Commerce and their representatives and advisors, as reasonably requested, a copy of each report, schedule, registration statement and other document filed or received by Bank during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which such party is not permitted to disclose under applicable law or reports or documents which are subject to an attorney-client privilege or which constitute attorney work product). Commerce will hold any such information with respect to Bank which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the letter dated October 4, 2006 between Company and Commerce (the “Confidentiality Agreement”). No investigation by Commerce shall affect the representations and warranties of Bank.

          (b) Bank shall (i) allow a representative of Commerce to attend as an observer all meetings of the loan committee, the Board of Directors of Bank and all meetings of the committees of each such board, including, without limitation, the audit and executive committees thereof and any other meeting of Bank officials at which policy is being made; provided, that representatives of Commerce shall not be permitted to attend any portion of any meeting at which officers or directors of Bank discuss this Agreement and the transactions contemplated hereby, (ii) give reasonable notice to Commerce of any such meeting and, if known, the agenda for business to be discussed at such meeting, and (iii) provide to Commerce all information provided to the directors on all such boards and committees in connection with all such meetings or otherwise provided to the directors and shall provide any other financial reports or other analyses prepared for senior management of Bank. All such information provided to Commerce or discussed at any of the meetings described herein at which a Commerce observer is present shall be maintained as confidential information in accordance with the Confidentiality Agreement.
          (c) Bank shall cooperate with Commerce in taking those planning actions necessary to be in a position to convert its data processing procedures and formats to procedures and formats used by Commerce as of the Effective Time or as soon thereafter as practicable. Commerce shall provide such assistance and consultation as Bank may reasonably require in such planning process.
     4.3 Covenants of Commerce.
          (a) Regulatory Approvals. Subject to the terms and conditions of this Agreement, Commerce agrees to use its reasonable best efforts to secure as expeditiously as practicable all the necessary approvals, regulatory or otherwise, needed to consummate the transactions contemplated herein. Commerce shall provide to Bank’s counsel a copy of all applications for such approvals and shall keep such counsel or Bank advised of the status of the regulatory review process.
          (b) Information. Commerce shall provide such information and answer such inquiries as Bank may reasonably request or make concerning the subject matter of the representations and warranties of Commerce herein.
          (c) Employee Benefits. Employees of Bank shall be eligible to participate in all “Commerce employee welfare or pension benefit plans” (as defined in ERISA) in accordance with their terms which will provide for immediate entry (and therefore no waiting period) at the Effective Time. For purposes of Commerce’s Participating Investment Plan Bank employees who become employed by Commerce shall be 100% vested.
     4.4 Allocation.
          (a) Income Tax Results of Merger. Commerce and Company understand that the Merger of Bank into Commerce is treated for federal income tax purposes and for purposes of the state tax laws of Missouri, Kansas, and Colorado as a sale of the assets of Bank to Commerce. Commerce and the Company agree to take any reasonable and feasible remedial action that may be required to obtain the intended result should some fact be discovered, whether before or after Closing and whether by Commerce, Bank, Company or the Internal Revenue Service or any state tax authority, that would result in the Merger’s being treated for federal and state income tax purposes other than as a sale of assets.
          (b) Returns for the Year of Closing. Company shall prepare, at Company’s expense, and file Company’s federal and state income tax returns for the taxable period which includes the Closing. Such returns shall include the income and deductions of Bank through the Effective Time and the effect of the Closing. An authorized officer of Company shall sign such returns on behalf of Company. Company agrees to provide drafts of such returns to Commerce for review and comment by Commerce and its tax advisers at least thirty days prior to the due date for filing, including extensions thereof. Company agrees to consult in good faith with Commerce and its tax advisers regarding their comments on such draft returns, it being understood, however, that such returns are the returns of Company and Company shall make all final decisions with respect to the information reflected in such returns.
          (c) Proceeds of Sale. Commerce and Company agree to cooperate in good faith with each other to allocate the “proceeds of sale” among the assets of Bank in accordance with Section 1060 of the Code, the related Income Tax Regulations, and such other guidance as they determine is relevant to the Merger. The “proceeds of sale” is the sum of (i) the cash amount specified in Section 2.2 of this Agreement, and (ii) the fair value of the liabilities of Bank as of the Effective Time.
          (d) Allocation Among Assets. For purposes of determining the allocation of proceeds of sale and transaction costs among assets, the following assumptions shall be used for determining fair market value:
(i)	The fair market value of investment securities shall be determined by as of the Effective Time.

(ii)	Loans shall be valued at fair value which should approximate the unpaid principal balance plus accrued unpaid interest and discount and minus the reserve for loan losses as of the Effective Time;

(iii)	The fair market value of land and buildings owned by the Bank shall be determined based on outside appraisal.

(iv)	Tangible personal property computer software, prepaid expenses, and other assets of Bank shall be valued at fair value, which should approximate their respective values on the books and records of Bank as of the Effective Time.

(v)	The allocation to goodwill shall be made in accordance with the residual method provided in the Income Tax Regulations prescribed pursuant to Section 1060 of the Code; transaction costs will cause the amounts allocated to goodwill by Commerce and Company to be different.

ARTICLE V
ADDITIONAL AGREEMENTS
     5.1 Governmental Entity Communications. Commerce and Bank shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined in Section 6.1(b)) will not be obtained or that the receipt of any such approval will be materially delayed.
     5.2 Acquisition Proposals. Neither Company nor Bank shall directly or indirectly, and shall instruct and otherwise use its best efforts to cause their respective officers, directors, employees, agents or advisors or other representatives or consultants not to directly or indirectly, solicit or initiate any proposals or offers relating to any Acquisition Proposal (as defined below). Bank shall promptly advise Commerce orally and in writing of any request for information relating to, or of any, Acquisition Proposal, or any inquiry with respect to or which could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making any such request, Acquisition Proposal or inquiry. Bank and Company shall keep Commerce fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. For purposes hereof, “Superior Proposal” shall mean any bona fide written Acquisition Proposal by a third party on terms determined in good faith by the Board of Directors of Bank or Company to be reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal and, if consummated to be more favorable to the shareholders of Bank or Company from a financial point of view than the Merger. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer to acquire in any manner 15% or more of any class of equity securities of, or a merger, consolidation, business combination, sale, recapitalization, liquidation, dissolution or other disposition or similar transaction involving 15% or more of the assets of, Company or Bank, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Company or Bank (other than pursuant to the transactions contemplated by this Agreement).
     5.3 Legal Conditions.
          (a) Each of Bank and Commerce shall use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party with respect to the transactions contemplated by this Agreement and as promptly as practicable, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and or any other public or private third party which is required to be obtained or made by such party in connection with the Merger and the other transactions contemplated by this Agreement.

Each of Bank and Commerce will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them in connection with the foregoing.
          (b) Each of Bank and Commerce agree to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary and proper or advisable to consummate, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, without limitation, using all reasonable best efforts to (i) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (ii) defend any Litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages, (iii) provide to counsel for the Company such documents, information, representations and certificates as are reasonably necessary for any counsel to render the opinion called for in this Agreement.
     5.4 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.
     5.5 Fees and Expenses. Unless otherwise agreed by the parties in writing or as otherwise provided herein, each party hereto shall bear and pay all costs and expenses incurred by it incident to preparing, entering into and carrying out this Agreement and to consummating the Merger, including fees and expenses of its own financial advisors, accountants and counsel, all printing, filing, mailing and other incidental fees.
     5.6 Cooperation. During the period from the date of this Agreement to the Effective Time, each of Bank and Commerce shall, (i) confer on a regular and frequent basis with the other, report on operational matters, policies and banking practices and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on Bank or Commerce, as the case may be, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein, and (ii) cause Bank to file all call reports with the appropriate Bank Regulators and all other reports, applications and other documents required to be filed with the applicable Governmental Entities between the date hereof and the Effective Time.
     5.7 Advice of Changes. Commerce and Bank shall promptly advise the other party of any change or event which, individually or in the aggregate with other such changes or events, has a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.
     5.8 Indemnification; Directors’ and Officers’ Insurance.
     Commerce shall indemnify, defend, and hold harmless the present directors, officers, employees, and agents of Bank (each, an “Indemnified Party”) after the Effective Time against all damages in connection with any action arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Missouri Law. Prior to Closing, Bank may purchase insurance for a term of three (3) years to provide coverage for each Indemnified Party.
     5.9 Certain Financial Statement Adjustments. Bank agrees to make such pre-closing adjustments to its stub financial statements as shall be reasonably requested by Commerce (the “Requested Adjustments”); provided that such Requested Adjustments shall not be required to be made more than three (3) Business Days prior to the Closing, Bank shall not be required to make any Requested Adjustments which are not consistent with GAAP and such Requested Adjustments shall not be taken into account in the calculation of Bank’s stockholders’ equity or in the calculation of Bank’s loan loss reserve referenced in Section 6.2(f). In the event that this Agreement is terminated pursuant to Section 7.1 and Bank is not able to reverse such Requested Adjustments, Commerce agrees to reimburse Bank for any loss or expense incurred as a result of such Requested Adjustments. No action taken by Bank pursuant to the provisions of this Section 5.9 shall constitute an acknowledgment by Bank or create any implication, for any purpose, that such action was necessary for any purpose other than to comply with the provisions of this Section 5.9.
     5.10 Phase II Environmental Assessment. Bank agrees to initiate and have completed, at Bank’s expense, a Phase II Environmental Assessment on the Colfax Property. Bank shall use its best efforts to have such assessment completed within forty-five (45) days after the date of this Agreement.
     5.11 Plan Termination. Bank’s 401(k) Plan shall be terminated by Bank pursuant to the appropriate corporate action undertaken prior to the Effective Time, which termination shall be contingent upon receipt of a determination from the Internal Revenue Service that such termination does not adversely affect the qualified status of the Plan. If a favorable Internal Revenue Service determination letter is received, then the 401(k) Plan accounts shall be distributed pursuant to the Plan.
ARTICLE VI
CONDITIONS PRECEDENT
     6.1 Conditions to Each Party’s Obligation. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:
          (a) Shareholder Approval. The Company’s shareholders shall have approved this Agreement and the Merger.
          (b) Other Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, “Consents”) which are necessary pursuant to the Merger, other than immaterial Consents which, if not obtained, would have no Material Adverse Effect on the consummation of the transactions contemplated by this Agreement or on Bank or Commerce, shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect.
          (c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or the Transaction Agreements shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement or the Transaction Agreements, by any Federal, state or foreign Governmental Entity of competent jurisdiction which makes the consummation of the transactions contemplated by this Agreement or the Transaction Agreements illegal.
     6.2 Conditions to Obligations of Commerce. The obligation of Commerce to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived by Commerce:
          (a) Representations and Warranties. The representations and warranties of Bank set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Commerce shall have received a certificate signed on behalf of Bank by its Chief Executive Officer to such effect.
          (b) Performance of Obligations. Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Commerce shall have received a certificate signed on behalf of Bank by its Chief Executive Officer to such effect.
          (c) Corporate Action. Commerce shall have received a copy of the resolution or resolutions duly adopted by the Board of Directors (or a duly authorized committee thereof) of Bank and of the shareholders of the Company authorizing the execution, delivery and performance by Bank of this Agreement and the other Transaction Agreements, certified by the Secretary or an Assistant Secretary of Bank and Company, as the case may be.
          (d) Material Adverse Effect. Except as disclosed to Commerce in writing prior to the date hereof, no Material Adverse Effect upon Bank shall have occurred since the date of this Agreement and Bank shall not be a party to or, to Bank’s knowledge, threatened with, and to Bank’s knowledge there is no reasonable basis for, any legal action or other proceeding before any court, any arbitrator of any kind or any government agency, which in the reasonable judgment of Commerce, could have a Material Adverse Effect upon Bank, and Commerce shall have received a certificate signed on behalf of Bank by its Chief Executive Officer to such effect.
          (e) Closing Documents. Commerce shall have received from Bank and Company such certificates and other closing documents as counsel for Commerce shall reasonably request.

          (f) Financial Measures. On the Closing Date, Bank’s stockholders’ equity shall not be less than $8,742,000 (excluding adjustments for (i) the effect of FASB 115, relating to fluctuations in the value of the Bank’s securities portfolio, (ii) the effect of FASB 123R, relating to the effects of expensing stock options, (iii) in the event Bank sells or discounts any loan carried on the books of Bank as of the date hereof pursuant to the written request of Commerce, the effect of such sale or discount, (iv) the effect of any adjustments made in accordance with Section 5.9 of this Agreement, and (v) the effect of any transaction related charges, including but not limited to fees of Bank’s legal and financial advisor. Bank’s loan loss reserve shall not be less than $628,000 on the Closing Date, all as determined on the basis of the financial statements of Bank as prepared in accordance with GAAP consistently applied and applicable bank regulatory instructions.
          (g) Bank Building. The Colfax Property shall have been purchased by Bank pursuant to, and under the terms contained in, the Purchase and Sale Agreement dated as of March 27, 2007 between Freund Investments, LLC and Bank, a copy of which has been delivered to Commerce.
          (h) Opinion of Counsel. Commerce shall have received the opinion of Campbell Bohn Killin Brittan & Ray, LLC dated the Closing Date in form and substance reasonably satisfactory to Commerce covering the matters set out in Exhibit 6.2(i) hereto.
          (i) Phase II Environmental Assessment. The results of the Phase II Environmental Assessment on the Colfax Property provided for in Section 5.10, above, shall be satisfactory to Commerce, as determined in the sole discretion of Commerce.
     6.3 Conditions to Obligations of Bank. The obligation of Bank to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived by Bank:
          (a) Representations and Warranties. The representations and warranties of Commerce set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Company shall have received a certificate signed on behalf of Commerce by an executive officer to such effect.
          (b) Performance of Obligations. Commerce shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Bank shall have received a certificate signed on behalf of Commerce by an executive officer to such effect.
          (c) Corporate Action. Bank shall have received a copy of the resolution or resolutions duly adopted by the Board of Directors (or a duly authorized committee thereof) of Commerce authorizing the execution, delivery and performance by Commerce of this Agreement and the other Transaction Agreements, certified by the Secretary or an Assistant Secretary of Commerce.

          (d) Closing Documents. Bank shall have received from Commerce such certificates and other closing documents as counsel for Bank shall reasonably request.
ARTICLE VII
TERMINATION AND AMENDMENT
     7.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, by action taken or authorized by the Board of Directors of the terminating party or parties:
          (a) by mutual consent of Commerce and Bank in a written instrument;
          (b) by either Commerce or Bank (i) upon written notice to the other party if any Bank Regulator shall have issued an order denying approval of the Merger and the other material aspects of the transactions contemplated by this Agreement or if any Governmental Entity of competent jurisdiction shall have issued a final permanent order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or (ii) if any Governmental Entity shall have taken any action, or enacted, entered, enforced or deemed applicable to the transaction contemplated by this Agreement, any rule, regulation or order in connection with the grant of Requisite Regulatory Approvals or otherwise which imposes any noncustomary restriction or condition that would, in the reasonable judgment of Commerce, materially and adversely affect the operations of Bank’s business subsequent to the Merger, and in any such case the time for appeal or petition for reconsideration of any such order referred to in clauses (i) or (ii) shall have expired without such appeal or petition being granted;
          (c) by either Commerce or Bank if the Merger shall not have been consummated on or before December 31, 2007; provided that if the Merger shall not have been consummated on or before such date, such termination date may be extended by up to 60 days thereafter (i) at the election of the non-breaching party, if the Merger shall not have been consummated due to the volitional breach of any material representation, warranty or covenant in this Agreement by Commerce or Bank, or (ii) at the election of the party who has requested any Requisite Regulatory Approval, in the event that the Merger shall not have been consummated due to the fact that any such Requisite Regulatory Approvals shall not yet have been received;
          (d) by Commerce in the event of a breach by Bank of any representation, warranty or covenant contained in this Agreement, which breach (i) either is not cured within 45 days after the giving of written notice to Bank, or is of a nature which cannot be cured prior to the Closing, and (ii) would entitle the non-breaching party to elect not to consummate the transactions contemplated hereby pursuant to ARTICLE VI;
          (e) by Bank in the event of a breach by Commerce of any representation, warranty or covenant contained in this Agreement, which breach (1) either is not cured within 45 days after the giving of written notice to Commerce or is of a nature which cannot be cured prior to the Closing and (2) would entitle the non-breaching party to elect not to consummate the transactions contemplated hereby pursuant to ARTICLE VI;
          (f) by Commerce in the event there has been a change, or any event involving a prospective change, in the business, financial condition or results of operations of Bank which has had, or would be reasonably likely to have, a Material Adverse Effect on Bank; provided, however, that termination pursuant to this subsection (f) shall be effective 45 days after the giving of written notice to Bank if the change or event described in said notice has not been cured; and provided, further that termination under this subsection (f) shall be effective immediately after the giving of written notice if said change or event cannot be cured prior to the Closing; and
          (g) by Bank in the event there has been a change, or any event involving a prospective change, in the business, financial condition or results of operations of Commerce which has had, or would be reasonably likely to have, a Material Adverse Effect on Commerce; provided, however, that termination pursuant to this subsection (g) shall be effective 45 days after the giving of written notice to Commerce if the change or event described in said notice has not been cured; and provided, further that termination under this subsection (g) shall be effective immediately after the giving of written notice if said change or event cannot be cured prior to Closing.
     7.2 Effect of Termination. The termination of this Agreement shall not terminate or affect the obligations of the parties under Sections 5.5 or 7.5 or otherwise to pay expenses as provided elsewhere herein, to maintain the confidentiality of the other party’s information pursuant to Section 4.2 or the provisions of this Section 7.2 or of Section 8.1 or 8.9, and shall not affect any agreement after such termination. The parties agree that, except as provided in the immediately preceding sentence, upon the termination of this Agreement pursuant to Section 7.1 hereof, this Agreement shall become null and void and no party shall have any liability or obligation with respect hereto; provided, any such termination of this Agreement pursuant to Sections 7.1(d) or 7.1(e) hereof shall not in any manner release or be construed as so releasing the non-terminating party or parties from any liability or damage to the other party or parties arising out of, in connection with or otherwise relating to, directly or indirectly, such parties willful breach of its covenants, agreements, representations or warranties hereunder, except to the extent expressly provided herein.
     7.3 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     7.4 Extension; Waiver. At any time prior to the Closing Date, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.
     7.5 Termination Fee.
          (a) Bank shall pay to Commerce in immediately available funds, within three (3) Business Days after demand by Commerce, an amount equal to $1,300,000 (the “Termination Fee”) if (A) this Agreement is terminated by Commerce or Bank, as applicable, pursuant to

Section 7.1(c) above and (B) within twelve (12) months following the termination of this Agreement an Acquisition Proposal is consummated or Company or Bank enters into an Agreement providing for an Acquisition Proposal, the payment of which shall be made within three (3) Business Days after Company or Bank enters into such agreement or such transaction is consummated, whichever is earlier.
          (b) Bank acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Commerce would not enter into this Agreement; accordingly, if Bank fails to pay in a timely manner the amounts due pursuant to this Section 7.5 and, in order to obtain such payment, Commerce makes a claim that results in a judgment against Bank for the amounts set forth in this Section 7.5, Bank shall pay to Commerce, in addition to the amount of such judgment, Commerce’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.5 at the prime rate in effect on the date such payment was required to be made as reported in The Wall Street Journal. Payment of the fees described in this Section 7.5 shall be the exclusive remedy for a termination of this Agreement as specified in this Section 7.5 and shall be in lieu of damages incurred in the event of any such termination of this Agreement.
ARTICLE VIII
GENERAL PROVISIONS
     8.1 Survival of Representations, Warranties and Covenants. No investigation by Commerce or Bank made before or after the date hereof shall affect the representations and warranties which are contained in this Agreement; provided that all representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time other than covenants and agreements that by their terms are to survive or be performed, in whole or in part, after the Effective Time; provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive Commerce or Bank (or any director or officer thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Commerce or Bank, the aforesaid representations, warranties, covenants and agreements being material inducements to the consummation by Commerce and Bank of the transactions contemplated herein.
     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (b) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

if to Company or Bank, to:
Commerce Bankshares, Inc.
15305 E. Colfax Avenue
Aurora, CO 80011
Attention: James C. Lewien
Fax: (303) 261-1903
with a copy (which shall not constitute notice) to:
Campbell Bohn Killin Brittan & Ray, LLC
270 St. Paul Street, Suite 200
Denver, CO 80206
Attention: Richard O. Campbell
Fax: (303) 322-5800
if to Commerce, to:
Commerce Bank, N.A.
c/o Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64141
Attention: Kevin G. Barth
Fax: (816) 234-2333
with a copy to:
Commerce Bancshares, Inc.
1000 Walnut — 16th Floor
Kansas City, Missouri 64106
Attention: J. Daniel Stinnett, Esq.
Fax: (816) 234-2333
and (which shall not constitute notice)
Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
Attention: Dennis P. Wilbert, Esq.
Fax: (816) 983-8080
     8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

     8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
     8.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that, except as hereinafter agreed to in writing, no party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof. No current or former employee of Bank or Commerce shall be construed as a third party beneficiary under this Agreement, and no provision in this Agreement shall create any right in any such employee (or his or her beneficiary or dependent) for any reason, including, without limitation, in respect of employment, continued employment, or resumed employment with Bank or Commerce (or any of their respective Affiliates) or in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan maintained by Commerce (or any of their respective Affiliates). Notwithstanding the foregoing, Section 5.8 is intended for the benefit of the Indemnified Parties and may be enforced by them.
     8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri without giving effect to the principles of conflicts of law.
     8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining there from, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
     8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.
     8.9 Publicity. Commerce, Bank, and Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by law. Without limiting the reach of the preceding sentence, Commerce and Bank shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party. In addition, Company and Bank shall (a) consult with Commerce regarding communications with customers, shareholders, prospective investors and employees related to the transactions contemplated hereby, (b) provide Commerce with shareholders lists of Company and Bank, and (c) subject to the Company’s or Bank’s approval which shall not be unreasonably withheld, allow and facilitate Commerce contact with shareholders of Company and Bank.

     IN WITNESS WHEREOF, Commerce, Bank and Company have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of date first above written.

COMMERCE BANK
By:	/s/ James C. Lewien
Name:	James C. Lewien
Title:	President & CEO

COMMERCE BANK, N.A.
By:	/s/ Kevin G. Barth
Name:	Kevin G. Barth
Title:	EVP

COMMERCE BANKSHARES, INC.
By:	/s/ James C. Lewien
Name:	James C. Lewien
Title:	Chairman, President & CEO